UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-9753

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axiall Corporation 401(k) Retirement Savings Plan

(referred to herein as the “Plan”)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axiall Corporation

Suite 460
115 Perimeter Center Place
Atlanta, Georgia 30346
(770) 395-4500

Axiall Corporation 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2012 and 2011 and for the Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

AXIALL CORPORATION

401(k) RETIREMENT SAVINGS PLAN

NOTE: All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Axiall Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Axiall Corporation 401(k) Retirement Savings Plan (formerly known as the Georgia Gulf Corporation 401(k) Retirement Savings Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 17, 2013

AXIALL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Cash	$38,911	$30,061
Investments-at fair value:
Participant-directed	200,980,118	186,803,168
Nonparticipant-directed	16,258,720	14,607,022
Total investments	217,238,838	201,410,190
Receivables:
Company contributions receivables, net	892,806	226,969
Notes receivable from participants	4,333,713	3,976,896
Total receivables	5,226,519	4,203,865
Net assets available for benefits at fair value	222,504,268	205,644,116
Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	(2,769,258)	(2,182,652)
Net assets available for benefits	$219,735,010	$203,461,464

See accompanying notes to financial statements.

AXIALL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS:

Interest and dividends	$4,162,304

Contributions:
Participants	8,266,188
Company	4,558,225
Rollovers	518,018
Total contributions	13,342,431

Net appreciation in the fair value of investments	21,808,469
Interest on participant loans	182,375
Total additions	39,495,579

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(23,037,785)
Transaction fees	(184,248)
Total deductions	(23,222,033)

NET INCREASE IN NET ASSETS	16,273,546

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	203,461,464
End of year	$219,735,010

See accompanying notes to financial statements.

AXIALL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1. PLAN DESCRIPTION

The following description of the Axiall Corporation 401(k) Retirement Savings Plan  (formerly known as the Georgia Gulf Corporation 401(k) Retirement Savings Plan) (the “Plan”) provides only general information pertaining to the Plan. Participants should refer to the official Plan document for complete information.

General —On January 28, 2013, Axiall Corporation (formerly known as Georgia Gulf Corporation) (the “Company”) completed a series of transactions that resulted in the merger of the PPG Industries, Inc. chemicals business (the “Merged Business”) and Georgia Gulf Corporation (the “Prior Business”).  In conjunction with the merger we also changed the name of the Georgia Gulf Corporation 401(k) Retirement Savings Plan to the Axiall Corporation 401(k) Retirement Savings Plan.  The merger did not affect any other aspects of the Plan.

The Plan was established effective as of January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. (“Chemicals”) by the Company from Georgia-Pacific Corporation. The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers substantially all U.S. employees of the Company, excluding employees of the Merged Business, leased employees, certain temporary employees, employees who are either under the age of 21 or have not completed 60 days of service, employees hired pursuant to a cooperative program with an educational institution, student interns and nonresident aliens, as defined in the Plan document. Effective October 1, 2012, collective bargaining employees are also excluded from participation in the Plan unless the applicable collective bargaining agreement provides that such employees shall be eligible to participate in one or more features of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership plan (“ESOP”) component. As a result, there are portions of participant accounts that are invested in the Company’s common stock fund. Those Company stock accounts consist of two portions, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for federal income tax purposes.

Savings Account —Eligible employees of the Company may elect to participate in the savings account feature of the Plan as of the first of the month following the completion of 60 days of service. Participants may elect to contribute in 1 percent increments, on a pre-tax basis, up to 100 percent of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a bi-weekly basis. The Company provides a safe harbor matching program of 100 percent of the first 3 percent and 50 percent of the next 2 percent of a participant’s pre-tax contributions. Each  participant was immediately vested in the Company’s contributions in the years 2012 and 2011.

Eligible employees, who will attain at least age 50 before the close of the Plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Employer Discretionary Contributions—All full-time salaried employees of the Prior Business (excluding employees of the Company’s Royal Group, Inc. subsidiary, Aberdeen, Mississippi Hourly Employees, eligible employees assigned to the building products division and employees covered by collective bargaining agreements) are eligible to participate in the Employer Discretionary Contributions on the January 1 following his or her hire date. The Company contributes, on an annual basis, 2 percent to 5 percent depending on the participant’s age and service at the end of each plan year and the participant’s annual eligible compensation, as defined by the Plan. During 2012, eligible compensation consisted of amounts paid to participants for payroll periods ending after October 1, 2012 and before December 31, 2012. Effective January 1, 2013 Aberdeen, Mississippi employees covered by a collective bargaining agreement are eligible to participate in the Employer Discretionary Contribution. The Employer’s contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service (“IRS”) regulations.  If a participant is credited with an hour of service prior to January 1, 2013, all amounts allocated to the participant’s discretionary contribution account shall at all times be and remain 100 percent vested and nonforfeitable.  If a participant is first credited with an hour of service on or after January 1, 2013, amounts allocated to the participant’s discretionary contribution account are vested on the earliest of: (i) the date the participant attains the age of 60 years while still employed; (ii) the date the participant dies while still employed by the Company;  (iii) the date the participant becomes disabled while still employed, subject to the exceptions stipulated by the Plan; or (iv) the date the participant has been credited with three years of vesting service. This contribution is made for all participants who are employed on the last day of the plan year and who worked at least 1,000 hours during the plan year, whether or not they elect to contribute a portion of their compensation into the Plan. The investment of all contributions is participant-directed. Participants may change their investment elections at any time.

Prior Plan Account —Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Upon the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and represent nonparticipant-directed accounts. Once the participant is 55 years of age with 10 years of service, or 65 years of age, he or she may elect to transfer his or her balance to participant directed funds.

When a participant leaves the Company, he or she may elect to receive his or her entire employer fund Prior Plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s retirement Plan in order to increase the annuity benefit under the retirement plan.

Employee fund balances are classified as an after-tax savings account and are subject to Plan distribution rules.

Investment Funds —Assets held in the Plan as of December 31, 2012 and 2011 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.              Vanguard Wellington Fund — Admiral Shares

b.              Harbor Capital Appreciation Fund — Class I

c.               INVESCO Stable Value Trust

d.              Dodge & Cox Stock Fund

e.               American Funds Europacific Growth Fund — Class A

f.                Axiall Employee Stock Ownership Fund

g.               Vanguard Institutional Fund Index — Institutional Shares

h.              Lord Abbett Small Capital Value Fund — Class I

i.                  Pimco Total Return Fund — Class I

j.                 Conestoga Small Capital Growth Fund

k.              T Rowe Price Retirement Income Fund

l.                  T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, and 2045 Funds — Retail Class

Benefits/Distributions —Generally, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may also elect to roll over his or her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000. If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment. A participant may make withdrawals from his or her elective contribution account balance after reaching age 59½ and must begin receiving distributions at age 70½ if the participant has terminated employment by that time.

The Plan also allows participants to withdraw funds from the Plan in the event of extreme financial hardship, as defined by the IRS.  Such hardships include, but are not limited to, purchasing a primary residence, paying tuition costs for the participant or dependents, burial or funeral expenses for a participant’s spouse or dependents, paying certain medical expenses, preventing eviction from, or foreclosure on a participant’s primary residence, or paying expenses for the repair of casualty-type damages to the participant’s principal residence.

Participant Loans —Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50 percent of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1 percent at the time the loan is approved, and ranged from 4.25 percent to 8.50 percent at December 31, 2012 and 4.25 to 9.25 percent at December 31, 2011. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be longer.

Participant Accounts —Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and investment income and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as provided in the Plan document. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account balance.

Administrative Expenses —Administrative expenses, including Trustee fees, are borne by the Company. Transaction fees for investment trades are borne by the Plan.

Plan Termination —Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants become 100 percent vested in all Company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Reclassifications — Certain prior year balances were reclassified to conform to the current year’s presentation.

Use of Estimates and Risks and Uncertainties —The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including a stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants—Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of Investments —Investments in mutual funds and common stock are stated at fair value based on quoted market price. Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments. The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrapper contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The statements of net assets available for benefits as of December 31, 2012 and 2011 presents the stable value fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals.

Investment Transactions —Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Adoption of New Accounting Pronouncements— In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2011-04 (“ASU 2011-4”), which amends Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, to achieve common fair value measurement and disclosure requirements under accounting principles generally accepted in the United States of America and International Financial Reporting Standards. This standard gives clarification for the highest and best use valuation concepts. ASU 2011-4 also provides guidance on fair value measurements relating to instruments classified in stockholders’ equity and instruments managed within a portfolio. Further, ASU 2011-04 clarifies disclosures for financial instruments categorized within Level 3 of the fair value hierarchy that require companies to provide quantitative information about unobservable inputs used, the sensitivity of the measurement to changes in those inputs, and the valuation processes used by the reporting entity. Implementation of this standard was effective in the first fiscal year beginning after December 15, 2011. The implementation of this standard did not have a material impact on our financial statements.

3. INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011:

	2012		2011
	Shares/Units	Fair Value	Shares/Units	Fair Value

INVESCO Stable Value Fund—participant-directed	69,936,618	$72,595,410	67,144,627	$69,247,282
INVESCO Stable Value Fund—nonparticipant-directed	2,905,698	3,016,164	2,554,564	2,634,561
Total INVESCO Stable Value Fund	72,842,316	75,611,574	69,699,191	71,881,843

American Funds Europacific Growth Fund—participant-directed	360,984	14,879,776	417,224	14,669,605
American Funds Europacific Growth Fund—nonparticipant-directed	83,049	3,423,284	82,086	2,886,134
Total American Funds Europacific Growth Fund	444,033	18,303,060	499,310	17,555,739

Dodge & Cox Stock Fund—participant-directed	179,344	21,862,093	191,762	19,490,646
Dodge & Cox Stock Fund—nonparticipant-directed	34,196	4,168,498	37,421	3,803,444
Total Dodge & Cox Stock Fund	213,540	26,030,591	229,183	23,294,090

Vanguard Institutional Fund Index — Institutional Shares — participant directed	126,044	16,451,286	134,050	15,421,098

Vanguard Wellington Fund — Admiral Shares — participant directed	310,876	18,170,725	306,753	16,604,565

Harbor Capital Appreciation Fund — Institutional Class—participant-directed	326,380	13,877,675	370,312	13,664,495
Harbor Capital Appreciation Fund — Institutional Class—nonparticipant-directed	94,149	4,003,213	100,031	3,691,139
Total Harbor Capital Appreciation Fund	420,529	17,880,888	470,343	17,355,634

Lord Abbett Small Capital Value Fund — participant-directed	*	*	358,236	11,388,330
Lord Abbett Small Capital Value Fund — nonparticipant-directed	*	*	25,446	808,924
Total Lord Abbett Small Capital Value Fund	*	*	383,682	12,197,254

*Investment was less than 5 percent in the respective year.

The following table summarizes the net appreciation in the fair value of investments for the year ended December 31, 2012:

Axiall Corporation common stock fund and employee stock ownership fund	$5,341,488
Mutual funds	16,466,981
Net appreciation in fair value of investments	$21,808,469

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated July 26, 2005, that the Plan and related trust meet the requirements for “qualified plan” status and that the trust meets the requirements for tax-exempt status in accordance with the applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be a qualified plan and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On December 30, 2009, an application was filed with the IRS for an updated determination as to whether the Plan meets the qualification requirements of Section 401(a) of the IRC. A response is pending.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

5. NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2012 and 2011 and for the year ended December 31, 2012 are as follows:

	2012	2011
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$4,003,213	$3,691,139
Dodge & Cox Stock Fund	4,168,498	3,803,444
American Funds Europacific Growth Fund	3,423,284	2,886,134
INVESCO Stable Value Fund	3,016,164	2,634,561
Lord Abbett Small Capital Value Fund	834,376	808,924
Conestoga Small Capital Growth Fund	813,185	—
Roxbury Small Capital Growth Fund	—	782,820
Total investments, at fair value	$16,258,720	$14,607,022
Changes in net assets:
Net appreciation in fair value of mutual funds	$2,174,389
Distributions to participants or beneficiaries	(522,691)
Net Change	$1,651,698

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 202,573 and 257,663 shares, respectively, of investments in the Company’s Employee Stock Ownership Fund. At December 31, 2012 and 2011, the cost basis of this investment was $4,823,616 and $5,766,761, respectively. Axiall Corporation declared dividends of $0.24 per common share during the year ended December 31, 2012.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Prices that are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value at December 31, 2012 and 2011, respectively:

	Fair Value Measurements
	at December 31, 2012 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$8,362,199	$—	$—	$8,362,199
Stable Value Fund (a)	—	75,611,574	—	75,611,574
Mutual Funds:
U.S. Securities Funds	69,879,373	—	—	69,879,373
Small Capital Funds	20,169,925	—	—	20,169,925
International Funds	18,303,060	—	—	18,303,060
Index Funds	16,451,286	—	—	16,451,286
Target Retirement Date Funds	8,461,421	—	—	8,461,421
	$141,627,264	$75,611,574	$—	$217,238,838

	Fair Value Measurements
	at December 31, 2011 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$5,021,860	$—	$—	$5,021,860
Stable Value Fund (a)	—	71,881,843	—	71,881,843
Mutual Funds:
U.S. Securities Funds	61,886,510	—	—	61,886,510
Small Capital Funds	21,944,817	—	—	21,944,817
International Funds	17,555,739	—	—	17,555,739
Index Funds	15,421,098	—	—	15,421,098
Target Retirement Date Funds	7,698,323	—	—	7,698,323
	$129,528,347	$71,881,843	$—	$201,410,190

(a) The Stable Value Fund is a collective trust fund that seeks to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. There are no restrictions on participant redemptions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011.

	2012	2011
Net assets available for benefits per the financial statements	$219,735,010	$203,461,464
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	2,769,258	2,182,652
Net assets available for benefits per the Form 5500	$222,504,268	$205,644,116

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total net gain per the Form 5500 for the year ended December 31, 2012.

2012
Net increase in net assets available for benefits per the financial statements	$16,273,546
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(2,182,652)
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	2,769,258
Net gain per the Form 5500	$16,860,152

9. SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

AXIALL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

PLAN SPONSOR EIN: 58-1563799, PLAN NUMBER—002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
		Collective trust:
	Invesco National Trust Company	Collective trust—INVESCO Stable Value Fund (participant-directed), 69,936,618 units	**	$72,595,410
		Collective trust—INVESCO Stable Value Fund (nonparticipant-directed), 2,905,698 units	2,905,698	3,016,164
		Mutual funds:
	Lord Abbett Funds	Lord Abbett Small Capital Value Fund (participant-directed), 282,946 shares	**	9,668,267
		Lord Abbett Small Capital Value Fund (nonparticipant-directed), 24,418 shares	463,568	834,376
	American Funds	American Funds Europacific Growth Fund (participant-directed), 360,984 shares	**	14,879,776
		American Funds Europacific Growth Fund (nonparticipant-directed), 83,049 shares	2,076,913	3,423,284
	Dodge & Cox Fund	Dodge & Cox Stock Fund (participant-directed), 179,344 shares	**	21,862,093
		Dodge & Cox Stock Fund (nonparticipant-directed), 34,196 shares	2,668,071	4,168,498
	The Vanguard Group	Vanguard Institutional Fund Index — Institutional Shares, 126,044 shares	**	16,451,286
		Vanguard Wellington Fund — Admiral Shares, 310,876 shares	**	18,170,725
	Harbor Funds	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 326,380 shares	**	13,877,675
		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 94,149 shares	2,099,693	4,003,213
	Conestoga Funds	Conestoga Small Capital Growth Fund, 354,447 shares	**	8,854,097
	Conestoga Funds	Conestoga Small Capital Growth Fund (nonparticipant-directed), 32,553 shares	535,661	813,185
	Pimco Funds	Pimco Total Return Fund, 693,698 shares	**	7,797,169
	T Rowe Price Retirement Funds	T Rowe Price Retirement Income, 75,460 shares	**	1,052,669
		T Rowe Price Retirement 2005, 22,856 shares	**	277,467
		T Rowe Price Retirement 2010, 61,061 shares	**	1,005,674
		T Rowe Price Retirement 2015, 153,032 shares	**	1,971,053
		T Rowe Price Retirement 2020, 59,942 shares	**	1,071,758
		T Rowe Price Retirement 2025, 70,144 shares	**	919,892
		T Rowe Price Retirement 2030, 41,150 shares	**	778,566
		T Rowe Price Retirement 2035, 50,731 shares	**	678,777
		T Rowe Price Retirement 2040, 10,688 shares	**	204,037
		T Rowe Price Retirement 2045, 39,459 shares	**	501,528
*	Various Plan Participants	Participant loans (with interest rates ranging from 4.25% to 8.50% and maturities through 10/20/22)	—	4,333,713
*	Axiall Corporation	Common stock:
		Axiall Corporation Employee Stock Ownership Fund, 202,573 shares		8,362,199
		Total		$221,572,551

* Represents a party-in-interest.

** Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axiall Corporation 401(k) Retirement Savings Plan

(Name of Plan)

Axiall Corporation

(Plan Administrator)

Date: June 17, 2013	/s/ GREGORY C. THOMPSON
By: Gregory C. Thompson

Chief Financial Officer

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm